UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated April 29, 2022

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):   ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐     No   ☒

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Appointment of Director

Mr. Zhongqing Yang

Effective as of April 29, 2022, the board of directors (the "Board") of Integrated Media Technology Limited (the "Comapny") appointed Zhongqing Yang ("Mr. Yang") as the independent member and Chairman of the Board as well as a member of the Audit Committee and Chairman of the Nomination and Remuneration Committee. Mr. Yang meets the Nasdaq Stock Market independence requirements as well as additional independence requirements under U.S. securities laws for membership on the Audit Committee.

Mr. Yang has more than 12 years of experience in the financial and insurance industry and has been in charge of the channel development section of Huaxia Insurance in Shanxi and the corporate department of CBI Life Insurance in Shanxi since 2009, and became the Vice President of Zhongming Investment Group in March 2020, responsible for strategic development planning, operation and market development.

Mr. Yang holds a master's degree in management and is proficient in corporate strategic management and overall operation, and has very successful experience in wealth management and high net worth client development. He has rich management experience in related industries and strong organizational skills, and has led his team to achieve a 35% annual growth rate for three consecutive years.

Mr. Yang does not have a family relationship with any other director or officer of the Company as defined in Item 401 of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: May 2, 2022

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer